UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Merger Agreement

On December 23, 2023, Gracell Biotechnologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Gracell” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”) and Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Merger Sub”).

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company and a wholly owned subsidiary of Parent (the “Surviving Company”). At the effective time of the Merger (the “Effective Time”), by virtue of the Merger:

•	each ordinary share, par value $0.0001 per share, of the Company (each a “Share”) issued and outstanding immediately prior to the Effective Time (other than Shares (including Shares represented by American Depositary Shares, each representing five Shares (“ADSs”)) held by Parent, Merger Sub, the Company or any of their subsidiaries and Shares (including ADSs corresponding to such Shares) held by the Company or the Depositary (as defined below) and reserved for issuance and allocation pursuant to the Company’s equity incentive plans (collectively, “Excluded Shares”), Shares represented by ADSs, and Shares held by holders who shall have exercised and not withdrawn or otherwise lost their rights to dissent from the Merger in accordance with Companies Act (As Revised) of the Cayman Islands), shall be cancelled and shall thereafter represent only the right to receive (i) $2.00 per Share (the “Per Share Closing Amount”) in cash without interest and (ii) one contingent value right (each a “CVR”) per Share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of a milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined below) (the “Milestone”), in each case subject to any applicable withholding taxes; and

•	each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Shares represented by such ADSs, shall be cancelled in exchange for the right to receive (i) $10.00 per ADS in cash without interest and (ii) five CVRs per ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, in each case, subject to any applicable withholding taxes and pursuant to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement, dated January 7, 2021, among the Company, Bank of New York Mellon (the “Depositary”) and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), and in the event of any conflict between the Merger Agreement and the Deposit Agreement, the Merger Agreement shall prevail and apply.

Also, at the Effective Time, by virtue of the Merger:

•	options to acquire Shares outstanding immediately prior to the Effective Time (“Company Options”) shall automatically accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, and (a) each Company Option with a per share exercise price that is less than the Per Share Closing Amount (an “In-the-Money Company Option”) shall be cancelled and converted at the Effective Time into the right to receive (i) an amount in cash, without interest, equal to the product of (A) the total number of Shares subject to such In-the-Money Company Option multiplied by (B) the Per Share Closing Amount over the exercise price payable per Share under such In-the-Money Company Option and (ii) one CVR per Share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, in each case subject to any required tax withholding, (b) each Company Option with a per Share exercise price that is equal to or greater than the Per Share Closing Amount but less than the sum of the Per Share Closing Amount plus $0.30 (each, an “Underwater Company Option”) shall be cancelled and converted into the right to receive, upon the achievement of the Milestone, an amount of cash, without interest, equal to the product of (i) the total number of Shares subject to such Underwater Company Option as of immediately prior to the Effective Time multiplied by (ii) the amount, if any, by which (A) the Per Share Closing Amount plus $0.30 exceeds (B) the exercise price payable per Share under such Underwater Company Option, less any required tax withholdings and (c) each Company Option that is outstanding as of immediately prior to the Effective Time and has an exercise price per Share that is equal to or greater than the sum of the Per Share Closing Amount plus $0.30 shall be cancelled for no consideration;

•	each outstanding restricted stock unit that corresponds to a Share (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time, and shall be cancelled and converted into the right to receive (a) an amount in cash, without interest, equal to the Per Share Closing Amount multiplied by the aggregate number of Shares issuable in settlement of such Company RSU immediately prior to the Effective Time and (b) one CVR with respect to each Share issuable in settlement of such Company RSU, representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone; and

•	each warrant to purchase Shares (each, a “Company Warrant”) outstanding and not exercised immediately prior to the Effective Time shall be canceled and thereafter represent only the right to receive from the Surviving Company an amount in cash, without interest, equal to the Black Scholes Value (as defined in the Company Warrant) of the remaining unexercised portion of such Company Warrant in accordance with its terms, subject to any required tax withholdings.

The Merger Agreement contains customary representations, warranties and covenants, including covenants obligating the Company to use its reasonable best efforts to, and cause each of its subsidiaries to, conduct its and their respective businesses and operations in all material respects in the ordinary course of business, to cooperate in seeking any required regulatory approvals and not to engage in certain specified transactions or activities without Parent’s prior consent, and that the parties will use reasonable best efforts to cause the Merger to be consummated. In addition, subject to certain exceptions, the Company has agreed not to solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission or announcement of any acquisition proposals from third parties or take certain other restricted actions in connection therewith. Notwithstanding the foregoing, if the Company receives an unsolicited bona fide acquisition proposal that did not result from a breach (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) of the non-solicitation provisions of the Merger Agreement, and the Board of Directors of the Company determines in good faith, after consultations with its financial advisor and outside legal counsel, that such proposal constitutes, or would reasonably be expected to lead to, a transaction that would be more favorable to the Company’s shareholders, from a financial point of view, than the Merger (a Superior Proposal as further described and defined in the Merger Agreement) and that failure to take such action would be inconsistent with the Board of Directors of the Company’s fiduciary duties under applicable law, then, following delivery of a written notice to Parent, the Company can participate in discussions and negotiations regarding such acquisition proposal.

The Merger Agreement also contains certain customary termination rights in favor of each of the Company and Parent, including the Company’s right, subject to certain limitations, to terminate the Merger Agreement in certain circumstances to accept a Superior Proposal and Parent’s right to terminate the Merger Agreement if the Board of Directors of the Company changes its recommendation that shareholders of the Company approve and authorize the Merger Agreement and the Merger (as further described in the Merger Agreement). In addition, either the Company or Parent may terminate the Merger Agreement if the Merger has not been consummated by June 23, 2024, subject to extension up to December 23, 2024 in certain specified circumstances if the only condition remaining to be satisfied (other than those conditions that are to be satisfied at the closing) relates to antitrust laws or foreign investment law clearances. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $33,800,000. The Merger Agreement also provides that Parent will be required to pay the Company a reverse termination fee of $41,600,000 upon termination of the Merger Agreement under specified circumstances relating to the failure to obtain applicable antitrust laws or foreign investment law clearances.

The consummation of the Merger is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of Shares representing at least two-thirds of the votes cast by such holders at a shareholders meeting at which at least 50% of the Shares entitled to vote are present in person or by proxy; (ii) the absence of any order, action or law in effect, issued, enacted, promulgated, entered, enforced, deemed applicable, taken by any governmental entity that prohibits, makes illegal, enjoins or otherwise prevents the consummation of the Merger; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of the Company and Parent contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; (v) the absence of a continuing material adverse effect with respect to the Company; and (vi) the effectiveness of the CVR Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 6-K (this “Current Report”) and which is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide information to shareholders and investors regarding its terms. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto. The assertions embodied in those representations and warranties are qualified in important part by confidential disclosure schedules delivered by the Company to Parent and Merger Sub in connection with the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders or investors or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, investors should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the Securities and Exchange Commission (the “SEC”). Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

CVR Agreement

Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, Parent and a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) will enter into a Contingent Value Rights Agreement (“CVR Agreement”) governing the terms of the CVRs issued pursuant to the Merger Agreement. The Rights Agent will keep a register of the holders of CVRs (the “Holders”). Holders shall not be permitted to transfer CVRs (subject to certain limited exceptions).

Each CVR represents the right to receive $0.30, in cash, without interest, subject to any applicable withholding taxes, with such payment conditioned upon the receipt by Parent, any of its permitted assignees, any of their respective affiliates, or any entity that has obtained rights from any of the foregoing entities to file a biologics license application (a “BLA”) with the United States Food and Drug Administration or any successor thereto (the “FDA”) for authorization to market or sell any biologic product that contains the product candidate referred to by the Company as “GC012F”, the composition of matter of which is covered by certain Company patent rights in the U.S. (the “Product”), or to register, develop or commercialize the Product in the U.S., on or prior to (i) December 31, 2028 of an accelerated approval granted by the FDA of a BLA for the Product for the treatment of multiple myeloma, or (ii) December 31, 2029 of a regulatory approval (excluding an accelerated approval) granted by the FDA of a BLA for the Product for the first-line or second-line treatment of multiple myeloma. Parent is obligated to use certain specified efforts and resources until December 31, 2028 or 2029, as applicable, to achieve the Milestone. However, there can be no assurance that the Milestone will be achieved or that the $0.30 Milestone payment will be made. The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by references to the full text of the form of CVR Agreement, a copy of which is included as Exhibit B to the Merger Agreement filed as Exhibit 2.1 to this Current Report and incorporated herein by reference.

Support Agreements

On December 23, 2023, in connection with the execution of the Merger Agreement, Gracell Venture Holdings Limited, OrbiMed Genesis Master Fund, L.P., The Biotech Growth Trust Plc, OrbiMed Asia Partners III, L.P., and OrbiMed Partners Master Fund Limited, shareholders of the Company affiliated with certain directors of the Company (collectively, the “Supporting Shareholders”) entered into Voting and Support Agreements with Parent (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Shareholders have agreed, among other things, to vote their shares in favor of the approval and authorization of the Merger Agreement and the Merger at an extraordinary general meeting and, subject to certain exceptions, not to transfer any of their shares. As of December 23, 2023, the Supporting Shareholders owned an aggregate of approximating 25.2% of the outstanding Shares. The Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by references to the full text of the form of Support Agreement, which is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Retention Agreement

In connection with the execution of the Merger Agreement, Parent entered into a Retention Agreement with William Wei Cao, setting forth the terms and conditions of Dr. Cao’s continued employment with Parent from and after, and conditioned upon, the consummation of the Merger.

Press Release

On December 26, 2023, the Company issued a press release (“Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.2 to this Current Report and is incorporated herein by reference.

CEO Letter to Employees; Frequently Asked Questions to Employees

On December 26, 2023, shortly after the issuance of Press Release, the Chief Executive Officer of the Company issued a letter to Gracell employees (“Gracell CEO Letter”), announcing the execution of the Merger Agreement. On the same day, a memo outlining frequently asked questions about the Merger was also distributed to Gracell employees (the “FAQ”). The Gracell CEO Letter and the FAQ are attached hereto as Exhibit 99.3 and Exhibit 99.4 to this Current Report and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about the beliefs and expectations and statements relating to the proposed transaction involving the Company, Parent and the Merger Sub, are forward-looking statements. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, the receipt of shareholder approval and regulatory clearances; the possibility that the milestone related to the contingent value right will not be achieved, even if the proposed Merger is consummated; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement of the proposed transaction; potential difficulties in employee retention due to the announcement of the proposed transaction; and other risks and uncertainties and the factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this Current Report release speak only as of the date hereof. Except as may be required by law, neither the Company nor Parent undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file or furnish relevant materials with the SEC, including a proxy statement. Promptly after the proxy statement is filed or furnished with the SEC, the Company will mail or otherwise provide the proxy statement and a proxy card to each of its shareholders entitled to vote at the extraordinary general meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file or furnish with the SEC or send to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE OR FURNISHED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed or furnished with the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.gracellbio.com.

Participants in the Solicitation

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement relating to the transaction when it is filed or furnished with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with the SEC when they become available.

No Offer or Solicitation

This Current Report is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction proceed.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545 and No. 333-274191) to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description

2.1*	Merger Agreement, dated December 23, 2023, by and among the Company, Parent and the Merger Sub

99.1	Form of Voting and Support Agreement

99.2	Press Release – Gracell Biotechnologies to be acquired by AstraZeneca, furthering cell therapy ambition across oncology and autoimmune diseases, dated December 26, 2023

99.3	Gracell CEO Letter to Employees, dated December 26, 2023

99.4	Gracell Frequently Asked Questions, dated December 26, 2023

* Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ William Wei Cao
Name:	William Wei Cao
Title:	Chairman and Chief Executive Officer

Date: December 26, 2023